FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2001

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON EC2M 7BA, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant fil[illegible] under cover Form 20-F or Form 40-F.

C/C 313807

Form 20-F X

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date......17 December 2001................................

Signed..
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

17 December 2001
Date..

David Pearl
Print Name:......................................

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Press release dated 1st November, titled, "BP Completes Deal To Strengthen Core Polymers Business".
2. Press release dated 13th November, titled, "BP Embarks on Major Drive to make Grangemouth Site Competitive".
3. Press release dated 29th November, titled, "BP Board Announcement".

Attachment 1

November 1, 2001 **49/01**

BP COMPLETES DEAL TO STRENGTHEN CORE POLYMERS BUSINESSES

BP has completed its deal with Solvay, announced in December 2000, significantly strengthening its core polyolefins businesses in Europe and the USA.

As result of the deal, BP has added Solvay's global polypropylene business to its existing business and the two companies have combined their high-density polyethylene (HDPE) businesses into two joint ventures. BP has also transferred its non-core engineering polymers business to Solvay.

Completion of the deal followed approval from the European Commission and other regulatory authorities.

The deal makes BP the world's second largest producer of polypropylene. The two HDPE joint ventures — BP Solvay Polyethylene Europe (50 per cent BP, 50 per cent Solvay), led by Robin McGill from BP, and BP Solvay Polyethylene North America (49 per cent BP, 51 per cent Solvay), led by Foster Brown from Solvay — will together also be a leading player in their sector.

"This is a significant step in repositioning and upgrading our chemicals portfolio," said Byron Grote, chief executive of BP's chemicals businesses. "The deal expands BP's worldwide reach in our core petrochemicals businesses, while exiting a non-core business."

He added: "Our priority will now be to fully integrate the polypropylene businesses and operate the HDPE partnership to access maximum synergies from these combinations."

Further enquiries:

David Nicholas, BP press office, London: +44 (0)20 7496 4708
Scott Dean, BP press office, Chicago: +1 (630) 836 4264

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Attachment 2

November 13, 2001 **50/01**

BP EMBARKS ON MAJOR DRIVE TO MAKE GRANGEMOUTH SITE COMPETITIVE

BP announced today that it will restructure operations at the company's Grangemouth refining and petrochemical complex in Scotland. The move is part of a series of initiatives and investments to radically improve the plant's ability to compete in an increasingly difficult international refining and chemicals environment. It will lead to the loss of up to 1,000 jobs.

The decision follows a fundamental ten-week review of the site's organisation, asset structure and, most particularly, its financial performance, which has been severely impacted by the economic downturn, unprecedentedly depressed chemicals markets, and a series of operational problems.

"This is a very difficult time for everyone working at Grangemouth, and we are committed to handling it as openly and sensitively as possible," said Colin Maclean, director of the complex.

"However, we have no choice but to move ahead with this transformation if we are to ensure that Grangemouth remains safe, modern and equipped to prosper in an increasingly competitive global marketplace so that we can safeguard its long-term future."

The reorganisation will streamline Grangemouth's three main businesses – refining, petrochemicals and the Forties pipeline terminal – into a single organisation, designed to simplify site operations while increasing reliability and efficiency.

As part of the plan, the company will also shut down an older polyethylene production unit, Rigidex 2, within the chemicals plant, and the oldest and smallest of the three crude distillation units, CDU1, in the refinery.

The plant closures and simplification of the site's organisational structure are expected to result in the reduction of up to 1,000 jobs at Grangemouth over the next two years.

BP said today that consultations were already underway with employees, unions and other representatives to ensure people are aware of their status by early next year. The company pledged to make every effort to relocate people with the appropriate skills to other BP locations, or to provide re-training, job-search assistance and severance packages. The company is also in discussion with Falkirk Council and Scottish Enterprise (Forth Valley) to address actions in support of people and in support of broadening and enhancing the local economy.

More...

BP has also held initial discussions with the Health and Safety Executive and the Scottish Environmental Protection Agency about the planned changes at Grangemouth.

The restructuring is fully consistent with the recommendations of the special BP task force that carried out a major safety review of the site's assets and operations following a series of incidents last year. The company said most of the recommendations from that review had already been implemented and the rest would be completed by the end of the year. As a result of the review the company is investing some $115 million a year at Grangemouth to enhance the site's overall safety and reliability.

Notes to editors:

- BP's Grangemouth complex comprises operations of three of the BP Group's core businesses: exploration (the Forties pipeline system), refining and petrochemicals manufacture. At present there are around 2,500 BP employees working on the site.

- The BP-operated Forties pipeline system, which supplies crude oil to the site, is the North Sea's biggest oil transportation and processing system, carrying around one million barrels of oil a day.

- The refinery has an annual capacity of around ten million tonnes of crude oil. Its major products include liquefied petroleum gas (LPG), petrol, diesel, jet fuel, kerosene, fuel oil and heating oil. It is Europe's leading producer of environmentally friendlier fuels such as low sulphur diesel and petrol.

- The petrochemicals plants produce over 1.5 million tonnes of chemicals a year. Products range from ethylene to derivative and intermediate products including ethanol, polyethylene, polypropylene, aerosol propellants, benzene and butadiene.

- In recent years BP has invested some £500 million in Grangemouth in a series of projects including expansion of the site's ethylene and polyethylene capacity, new polypropylene and ethanol production units and new plant to improve the quality of petrol and diesel fuel.

- BP already works in close partnership with SEFV, Falkirk Council and other local agencies. *Enterprising Falkirk* was created in 1999 principally to stimulate new business start-up in the area. To date it has triggered an e-business incubator for 15 start-up companies, funded an e-business suite at the local Business Gateway and its BP Grangemouth Loan scheme has given assistance to 60 young companies. BP's commitment to *Enterprising Falkirk* is in addition to its on-going social investment programmes in the area which include a very active schools' link scheme, a Matching Gifts programme to support the work of its employees and retirees in the community, support for a day care sister at Strathcarron Hospice and support for the Scottish Forest Alliance.

Further enquiries:

Bill Moore, BP Grangemouth: 01324 476863

— ENDS —

Attachment 3

November 29, 2001 **51/01**

BP BOARD ANNOUNCEMENT

The Board of BP p.l.c. announced today that it has appointed Dr DeAnne Julius as a non-executive director of the Company with immediate effect.

Dr Julius (52) was educated at Iowa State University and at University of California where she read economics. She is a non-executive director of the Court of the Bank of England, having been a Member of the Bank of England's Monetary Policy Committee from its formation in 1997 until June 2001. She is also a non-executive director of Lloyds TSB and Serco. Over the last year she has chaired the Government's Banking Services Consumer Codes Review Group.

After receiving her Ph.D., Dr Julius began her career as a project economist with the World Bank in Washington, where her work included oil and gas projects in a number of Asian and African countries. From 1986 until 1997 she held a succession of posts as a senior manager and economic adviser in a range of major international organisations including British Airways, Royal Dutch Shell Group and The Royal Institute of International Affairs.

Further information:

BP Press Office +44 (0)20 7496 4076 or +44 (0)20 7496 4358

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